May 26, 2020

Dear Fellow Stockholders,

Privet Fund Management LLC (together with its affiliates, "Privet") and UPG Enterprises LLC (together with its affiliates, "UPG", and collectively with Privet, the "Stockholder Group" or "we" or "us") are the largest stockholders of Synalloy Corporation ("Synalloy" or the "Company"). We have nominated a slate of five highly-qualified and experienced nominees for election to Synalloy's Board of Directors (the "Board") at this year's Annual Meeting of Stockholders (the "Annual Meeting") on June 30, 2020. In stark contrast to Synalloy's current leadership, our nominees have a credible, comprehensive plan for finally tapping the full potential of the Company's exceptional assets and talented workforce. We recently shared an overview of this plan, and we intend to release a detailed presentation version in the very near-term.

We are writing to you today in order to set the record straight following the Board's recent efforts to egregiously miscast the Stockholder Group, our nominees and their plan for a stronger Synalloy. Since the incumbent directors and long-tenured Chief Executive Officer Craig Bram lack a viable plan or any operational credibility, they have decided to initiate a low-road misinformation campaign to disparage us and misrepresent nearly every aspect of our drive for change. It is important, however, for stockholders to focus on the facts:

- **Privet and UPG are the ones who invested a meaningful amount of their own capital to buy ~25% of Synalloy's stock.** In contrast, insiders currently own minimal stock despite their lengthy tenures.

- **Privet and UPG are the ones who have taken the time to develop a thoughtful plan to deliver up to $25 per share in near-term value for long-suffering stockholders.** As far as we can tell, Synalloy's leadership has offered no strategy for producing anything close to that value any time soon and, in fact, performance continues to suffer dramatically under the incumbents' watch.

- **Privet and UPG nominee Chris Hutter has successfully grown UPG to 2.5x the size of Synalloy and is confident that he can quickly and efficiently implement our value-creating plan at the Company as interim CEO.** On the other hand, Synalloy's leadership is hoping to distract stockholders from the indisputable public record of immense value destruction during Mr. Bram's "lost decade" at the helm of the Company.

- **Privet and UPG are investing their own capital and resources in a campaign to enhance the Board and improve the Company.** Synalloy's leadership rejected good faith proposals *we sent to them before we ever nominated directors* and is now wasting stockholders' capital on entrenchment efforts.

- **Privet and UPG are firmly aligned with stockholders.** The incumbent Board is apparently more aligned with Mr. Bram, who is perhaps the most underqualified and underperforming Chief Executive Officer in the sector, having never led a metals or chemicals business of any kind before being hired. Mr. Bram also has an extensive history working for long-tenured Chairman Murray Wright at his prior company, calling into question where Chairman Wright's loyalties lie.

We believe this election contest is too important to the future of Synalloy to be undermined by misinformation. Unlike the Board, we recognize that stockholders simply want to know which set of director nominees is better equipped to address Synalloy's chronic underperformance, deteriorating margins and weakening leverage profile—the factors that continue to erode value. That is why we have issued a series of detailed communications to stockholders over the past two months introducing our nominees and presenting their vision for value creation. Our goal is to continue communicating with stockholders in an open, transparent manner in order to gain your trust and earn your vote on the **WHITE** Proxy Card.

<u>ATTENTION STOCKHOLDERS: DO NOT BE MISLED BY THE LOW-ROAD MISINFORMATION CAMPAIGN THAT THE BOARD AND MR. BRAM ARE WAGING</u>

Although Privet and UPG have no interest in engaging in a frivolous tit-for-tat exchange with the Board and Mr. Bram, we feel obligated to address the many baseless assertions and mischaracterizations featured in Synalloy's recent public communications. We understand that it is generally normal for stockholders to trust the information disseminated by a Board of Directors and management team. Unfortunately, it seems Synalloy's current leadership team has decided to breach this implicit trust by peddling misinformation in its continued campaign of entrenchment.

SYNALLOY'S FICTION: *Synalloy asserts that the Stockholder Group's "allegations of poor execution are inconsistent with the results […] and easily identifiable with any diligent research."*

The Reality: Synalloy's dismal operating results are undeniable —and fall far short of management's own stated guidance! In 2011, Mr. Bram's first full year as CEO, the Company's Adjusted EBITDA margins were 5.1% on $139 million of revenue. In 2019, the Company's Adjusted EBITDA margins were only 4.4% after more than doubling in size and exceeding $300 million in annual revenue. Not only have margins deteriorated throughout Mr. Bram's tenure, but the results have not lived up to his own publicly communicated expectations.

Date of Public Guidance	Forecasted CY Adjusted EBITDA	Actual CY Adjusted EBITDA	<u>Forecasting Miss</u>
April 27, 2015	$27.5 million	$19.4 million	29.5%
May 9, 2016	$16.8 million	$5.5 million	67.3%
November 7, 2017	$17.0 million	$12.5 million	26.5%
April 30, 2019	$34.0 million	$13.5 million	60.3%

<u>An objective analysis of the Company's results over the past decade point to an underperforming business that continually fails to live up to expectations</u>. After nine years as CEO, stockholders should ask themselves whether the issue is that Mr. Bram does not fully understand the Company's operations or whether he is just powerless to positively impact them.

SYNALLOY'S FICTION: *Synalloy is telling stockholders on one hand that it is "advancing a strategic plan" while saying on the other hand that it is "committed to conducting a comprehensive review of strategic alternatives […]"*

The Reality: It should be obvious by now that the Board has no strategy or vision. If the Board really had a "strategic plan" capable of delivering strong results, why have Synalloy stockholders been forced to endure a decade of underperformance? <u>Details related to this "strategic plan" are also conspicuously absent from Synalloy's May 20 letter to stockholders</u> (or any recent investor communication for that matter), which focuses almost exclusively on misrepresenting the Stockholder Group's well-articulated strategy and highly-qualified slate of nominees. Moreover, <u>why would any Board and management team want to explore strategic alternatives if they were so well qualified to run a business and possessed such a comprehensive "strategic plan" for delivering value</u>? Whether this is just a smokescreen meant to pacify stockholders and distract from the Company's real issues, or a genuine plan to try to sell the Company at a terribly inopportune time, <u>we view this potential future sale announcement as reckless and completely irresponsible</u>. Synalloy's contradictory statements and failure to disclose anything resembling a plan for years should make clear that the incumbent directors and Mr. Bram will say and do anything—even if it shortchanges stockholders—in order to retain power.

SYNALLOY'S FICTION: *Synalloy wants stockholders to believe the Stockholder Group's acknowledgement of the Company's "high quality assets and workforces" is somehow validation of the Board and Mr. Bram.*

The Reality: Synalloy's business units are high-caliber and capable of producing significant value because of their top-notch employees—not the Company's exceedingly poor leadership. It is clear that their potential has nothing to do with the Board and Mr. Bram, who have actually stifled the growth of Synalloy's business units by depriving them of strategic direction and synergy opportunities that could fuel high-return initiatives. Any objective analysis of Synalloy proves that current leadership has done the easy part (making acquisitions), while failing to execute on the difficult tasks (realizing the business unit growth and cost synergies that these acquisitions were predicated upon). Assembling a collection of potentially valuable assets *only creates value if the potential is realized*, enabling a successful management team to achieve high returns on invested capital through the prudent use of debt – **NOT taking on massive debt levels to get big at any cost in order to justify extravagant corporate spending and CEO compensation of $1 million per year**!

SYNALLOY'S FICTION: *Synalloy maintains that it has "extensive expertise managing lead times from our raw material sources, incorporating production planning and ensuring delivery to our customers."*

The Reality: Unfortunately for stockholders, the facts just do not support this statement. Synalloy's inventory turns are disastrous by any measure and meaningfully lag those of its competitors. In 2019, the Company turned its inventory at only ~50% of the level of its peers. This would not be the case if the Company actually displayed "expertise managing lead times." More importantly (and irrefutably), the Company has lost more than $26 million from "inventory pricing" during Mr. Bram's tenure. That is a staggering amount for an entity with a market capitalization of under $100 million.

SYNALLOY'S FICTION: *Synalloy touts that "[the] Board and management team have consistently demonstrated their commitment to managing and reducing costs" and claims to have "successfully managed our cash flow, paid down debt and increased our market share" in 2019.*

The Reality: This is an unsubstantiated and preposterous assertion that should be insulting to long-suffering stockholders. Rather than doing anything that remotely resembles reducing costs, Mr. Bram decided to move the Company's headquarters to his hometown of Richmond, Virginia even though the Company had no operations there. He then proceeded to add corporate costs at a staggering rate, including purchasing an ownership interest in a corporate jet. These decisions have driven the Company's ballooning corporate expenses, which have soared 442% over Mr. Bram's tenure!



Source: Company filings.

The Company's claim that it managed cash flow and paid down debt in 2019 is even more brazen. The Company reduced its debt by less than $1 million in 2019. Unfortunately, even that modest debt reduction appears to be only window dressing, as total debt rose again during the first quarter of 2020 (more than offsetting any purported 2019 paydown progress). Even more alarming, because of management's continued inability to execute a plan capable of generating sustained earnings and cash generation, the credit profile of the Company is now dangerously tenuous. The Company currently has a significant amount of leverage, with **total debt of $77.7 million (or 6.8x LTM Adjusted EBITDA),** compared to only $0.2 million of debt before Mr. Bram took over in 2011.

SYNALLOY'S FICTION: *Synalloy promotes that "your Board has implemented a shared services group for all of Synalloy's businesses since 2015" and "support systems are closely examined by a Big Four accounting firm."*

The Reality: Synalloy's "shared services group" is clearly ineffective. It is incredibly costly for a company of Synalloy's size to handle these administrative costs internally. By relying on the Board and Mr. Bram's shared services model, stockholders have been saddled with a ballooning cost structure (as we have shown numerous times). And just because Synalloy is audited by an expensive accounting firm (which stockholders pay dearly for), it does not mean that these administrative services create any value. **Having a big accounting firm (which charged Synalloy over $1.6 million last year) is not only irrelevant to the topic of cost containment, but it actually runs counter to the entire point!**

SYNALLOY'S FICTION: *Synalloy's leadership is shamelessly using the current pandemic to try to insulate the incumbent directors from scrutiny and suggests it is a risk for stockholders to vote for our slate of experienced, qualified and responsible nominees.*

The Reality: It is appalling for the Board and management team to try to leverage the COVID-19 crisis for the purposes of supporting Synalloy's proxy solicitation efforts and undermining the viability of the Stockholder Group's slate. Notably, we concluded that meaningful change was needed atop Synalloy well before the pandemic. We reached this conclusion based on extensive analysis of the Company's assets, operations, leverage profile and leadership's many years of poor financial performance and weak operating results. Simply stated, we do not believe the Company is led by qualified individuals. The current CEO has zero relevant chemicals or metals operational experience and has never led a company the size of Synalloy in any industry. His job prior to being named CEO of Synalloy was running a two-location retail printing business. His unimpressive career is not even in dispute by the Company. Perhaps the incumbent Board members are less sensitive to the CEO's lack of qualifications because they possess so few themselves. In fact, no current member of the Board has direct metals or chemicals leadership experience and only one of the eight members serves on another public company board. In our view, the incumbent Board and Mr. Bram are clearly not the right individuals to lead the Company through a difficult and complex market environment. Stockholders should ask themselves a simple question: can the incumbent directors and Mr. Bram be counted on now—to steer the Company through a steep downturn—when they failed miserably to create any value during one of the greatest economic expansions in history over the past decade? **The real risk for stockholders would be to reaffirm this management team and hope that the trajectory of value destruction that was occurring during the favorable market environment does not accelerate during the uncertain times ahead**.

SYNALLOY'S FICTION: *Synalloy is trying to mislead stockholders by claiming UPG and Privet's plan—based on the Company's 2019 financials—cannot produce more value than the Board and management delivered during a "strong demand environment" in 2018.*

The Reality: The Board and Mr. Bram are clearly trying to conflate Synalloy's 2018 and 2019 results to mislead investors. The Stockholder Group's plan, which uses Synalloy's 2019 results as a baseline, suggests that $43 million in EBITDA could have been achieved if we had been executing our strategy and running the Company in 2019, not 2018. We suspect Synalloy's leadership is well aware that our plan sought to demonstrate what we believed the Company could produce in a market setting approximating last year's environment—one which the Board and management team delivered a paltry $13.5 million in EBITDA. We believe the potential for this business, in the "strong demand environment" that Synalloy refers to, is meaningfully greater than the referenced $43 million EBITDA figure. If Synalloy stockholders are forced to rely only on a "strong demand environment" to see acceptable financial results from the incumbents, why are we paying Mr. Bram an average of $1 million per year in compensation?

SYNALLOY'S FICTION: *Synalloy publicizes utterly uninformed views of UPG's operations when it states outright falsehoods like "Synalloy and UPG deal in completely different raw materials […] For example, the supplies used by Synalloy's manufacturing businesses, including welding gases and welding materials, are entirely unrelated to the supplies used by distribution businesses" and "ASTI sells its ornamental and stainless tubing directly to OEMs and fabricators, a channel that UPG is unable to support."*

<u>**The Reality:**</u> We are astonished at the lack of basic diligence Synalloy has done on UPG. Even if Synalloy management is not experienced enough to have familiarity with UPG's companies, a cursory search on the internet or even just watching UPG's YouTube videos will show Synalloy's claims to be completely uninformed. First, UPG's businesses incorporate the same raw materials as Synalloy's – likely in even greater quantities. Not only do the raw materials overlap, but we find it probable that many of Synalloy's suppliers of stainless and commodity-based raw materials also supply UPG – <u>hence the clear opportunity to use UPG's purchasing power to create vendor rebates and volume discounts to benefit Synalloy</u>. Next, we question why Synalloy would use "welding gases and welding materials" as examples of relevant raw materials, considering it is likely that the Company's spend on the primary materials we discuss in our plan (such as stainless) is meaningfully larger than on these secondary inputs. Further, UPG's businesses focus a significant amount of their sales efforts on original equipment manufacturers ("OEMs") and their suppliers. In fact, unlike Synalloy (which mainly distributes to other service centers), UPG focuses on end users. Currently, UPG collectively sells to over 600 OEM customers and over 5,000 fabricators, both of which are meaningfully higher than our estimates of Synalloy's relevant customer count. <u>UPG has a greater breadth and depth of these customer relationships than Synalloy, which is why we are so confident that our nominees can truly realize the savings opportunities we outline</u>.

SYNALLOY'S FICTION: *Synalloy asserts our slate of highly-qualified nominees lacks "expertise in the manufacturing industry, and may not understand that the synergies it suggests […] do not, in fact, apply to Synalloy or its businesses."*

<u>**The Reality:**</u> This could not be further from the truth. In contrast to the incumbent Board, WHICH DOES NOT HAVE A SINGLE MEMBER WITH LEADERSHIP EXPERIENCE AT A METALS COMPANY, our slate includes three nominees with direct metals and manufacturing leadership experience. A reminder, our nominees are:

1. Andee Harris, who has spent her career in the manufacturing industry and operating software businesses, including as Chief Executive Officer and a senior operations officer.

2. Chris Hutter, who is the co-head of UPG and helps directly oversee EIGHT metals companies. Many of these companies are engaged directly in manufacturing processes, most of which can be easily discerned through a cursory view of UPG's public website (www.upgllc.com). Several of UPG's businesses, like Metalex, Lamination Specialties and National Metalwares, <u>are directly involved in metals manufacturing and we are confident that best practices from these entities can be used to directly benefit Synalloy</u>.

3. Aldo Mazzaferro, who has spent his entire career in the metals segment, including as a top ranked analyst at Goldman Sachs and Macquarie Group, and as Chief Financial Officer of a steel company.

4. Ben Rosenzweig, who has deep experience investing across the manufacturing industry and possesses more public company board service experience than all of Synalloy's directors combined.

5. John Schauerman, who spent many years in leadership positions at Primoris Services Group, including as Chief Financial Officer. Primoris provides construction, fabrication, engineering and maintenance services to a wide variety of end markets.

SYNALLOY'S FICTION: *Without any basis, Synalloy has attacked Chris Hutter and his willingness to take reduced compensation as interim CEO and align himself with stockholders. Synalloy has also made hyperbolic claims to distort our well-documented intentions to attract a permanent CEO once the Company is stabilized.*

The Reality: Chris Hutter is willing to become interim CEO because he believes in Synalloy's potential and has a tangible plan for immediate value creation. Mr. Hutter and UPG have invested more capital into Synalloy than Mr. Bram and every member of the Board combined. If he becomes interim CEO of Synalloy, Mr. Hutter will be devoting his full attention to that role and stepping aside from his position co-running UPG. His willingness to take practically no salary is not factored into our estimate of corporate cost savings and we have made it very clear that the long-term plan is to fix the business first and then recruit and effectively incentivize a highly-qualified permanent CEO. In order to accomplish this, we plan to pay this person a full market-based salary and structure appropriate incentives. Our savings plan is not based on any tricks, it is solely founded in eliminating non-economic and wasteful spending to finally bring an ownership mentality to the executive suite.

SEE THROUGH SYNALLOY'S SMOKESCREEN: THIS ELECTION CONTEST SHOULD COME DOWN TO WHICH SET OF NOMINEES HAS THE RIGHT SKILLS AND THE RIGHT PLAN

Privet and UPG are committed to communicating in an open and transparent manner with stockholders. Although our goal is to continue focusing on our slate's exceptional credentials and exciting plan, we will also fact-check Synalloy when the Board and Mr. Bram try to create an unlevel playing field by disseminating misinformation. We want it to be clear—even during this election contest—that our nominees believe honesty and integrity are critical in all aspects of business. If we are fortunate enough to earn seats on the Board and help run Synalloy for the benefit of all stockholders, we will install a culture of candidness and straight talk—and certainly never seek to mislead stockholders for our own gain.

It is time for new leadership that is committed to unlocking the tremendous potential of Synalloy's assets and workforce.

Please join us in voting on the WHITE Proxy Card for all five of our nominees.

We encourage stockholders to be on the lookout for the comprehensive version of our strategic plan in the coming days. Stockholders should visit www.StrengthenSynalloy.com to learn more about our case for change and value-enhancing vision for repositioning Synalloy as a thriving public company for years to come.

We look forward to your support.

Ben Rosenzweig
Privet Fund Management LLC

Christopher Hutter
UPG Enterprises LLC